EXHIBIT 12

FERRO CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	2016	2015	2014	2013	2012
	(Dollars in thousands)
Earnings:
Pretax income (loss) from continuing operations before adjustment for income or loss from equity investees	$62,184	$99,066	$(43,630)	$78,128	$(289,420)
Add:
Fixed Charges	21,993	16,955	18,830	21,679	23,335
Amortization of capitalized interest	85	92	330	227	844
Distributed income of equity investees	189	332	79	1,509	1,336
Less:
Capitalized interest	52	1,426	1,969	917	1,569
Total Earnings	$84,399	$115,019	$(26,360)	$100,626	$(265,474)
Fixed Charges:
Interest expense and capitalized interest, including amortization of discounts and capitalized expenses on debt	$21,599	$16,589	$18,232	$21,069	$22,481
Estimate of the interest within rental expense	394	366	598	610	854
Total Fixed Charges	$21,993	$16,955	$18,830	$21,679	$23,335
Preference security dividend requirements	—	—	—	—	—
Total Combined Fixed Charges & Preference Dividends	$21,993	$16,955	$18,830	$21,679	$23,335
Ratio of Earnings to Fixed Charges	3.84	6.78	—	4.64	—
Ratio of Earnings to Combined Fixed Charges & Preference Dividends	3.84	6.78	—	4.64	—

Note:

Total earnings were insufficient to cover the fixed charges by $45.2 million and $288.8 million, and were insufficient to cover the combined fixed charges by $45.2 million and $288.8 million, for the years ended December 31, 2014 and 2012, respectively.  Accordingly, such ratios are not presented.

Fixed charges are equal to interest expense (including amortization of deferred financing costs and costs associated with the Company's asset securitization program), plus the portion of rent expense estimated to represent interest.  Costs associated with the Company's asset securitization program were $0.2 million, $0.6 million and $1.3 million in the years ended December 31, 2014, 2013 and 2012, respectively.